Howard McLure
Senior Executive Vice President & COO
Credit Suisse Healthcare Conference
November 16, 2006
Creating the Premier Pharmacy
Services Provider
Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Cautionary Statement Regarding
Forward-Looking Statements
This document contains certain forward-looking statements about CVS and Caremark.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements.  In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions.  However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated.  These forward-looking statements are subject to numerous risks and uncertainties.
There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction.
The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters.
Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.
This presentation includes certain non-GAAP financial measures as defined under SEC rules.  A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to
Caremark’s latest quarterly earnings press release and certain supplemental information is provided on
caremarkrx.com (applicable slides are footnoted).

CVS/Caremark Merger Overview
Stock-for-stock merger of equals
–
CVS will issue 1.67 shares for each CMX share
Management team:
–
Mac Crawford – Chairman
–
Tom Ryan – President and CEO
–
Dave Rickard – CFO
–
Howard McLure – President of PBM
Board Composition: 50/50 split
Corporate HQ: Woonsocket, RI
PBM HQ: Nashville, TN
Expected closing: Within 6-12 months

Changing U.S. Healthcare Landscape
U.S. drug spend projected to continue to grow
–
Aging population driving higher drug utilization
–
Increased diagnosis and treatment of chronic disease
–
Increased use of high cost specialty drugs
–
Lack of adherence to therapy is costly
Payers asking consumers to make more decisions
–
Medicare Part D
–
Consumer-directed plans
–
Cost-shift to consumer in traditional plans
CVS/Caremark will be positioned to deliver high-quality, cost-
effective pharmacy services in a convenient, flexible manner

Merger Creates Premier Pharmacy
Services Provider
Brings Caremark’s capabilities closer to the consumer
Creates platform to deliver innovative new services
Expected to yield better outcomes
– More effective cost management for payers
– Differentiated services for consumers and payers
– Greater choice and convenience for consumers
Expected to accelerate growth for combined company
– Accretive to EPS and cash flow

Caremark Strengths & Capabilities
Experienced management team
Integrated pharmacy services
–
PBM
–
Specialty
–
Disease Management
–
Analytics and Outcomes
–
Connectivity
Attractive, balanced customer mix
–
Fortune 1000 employers
–
Health plans
–
Medicare Part D
Financials
–
Highest EBITDA/Adj Rx
–
Strong cash flow & balance sheet

Caremark Q3 2006 Results
Expect 2006 EPS of $2.40 to 2.41*, +22%
*Guidance range excludes gain from settlement and treasury-lock
+31% $0.67 Diluted EPS**
$855 M YTD Cash Flow from Ops
+21% $3.19 EBITDA / Adjusted Rx
+13% $9.1 B Revenue
** Q3 EPS includes $0.02 per share gain on treasury-lock
Slide contains Non-GAAP financial measures

CVS Strengths & Capabilities
#1 drugstore chain in America
–
Largest retail base - 6,200 stores
–
Leading presence in over 70% of Top 100 U.S. regions
Growing pharmacy business
Acquisition upside
–
revenue, shrink, operating margin
MinuteClinic
–
largest U.S. provider of retail-based health care
Strong front store business
–
ExtraCare, exclusive brands, CVS brand, strong same store sales

Value for Employers & Health Plans
Bringing Caremark programs & capabilities closer to
the consumer will…
Enable participants & payers to make better decisions
–
Pharmacist will be able to discuss plan design alternatives
–
Economics of mail vs. retail dispensing will be clear
–
Provides participants with more choice and access
Enable more effective trend management
–
Higher disease management enrollment / adherence
–
Better formulary compliance
–
Improved generic substitution
–
Higher mail penetration

Value for Employers & Health Plans
Combining Caremark and CVS capabilities will…
Allow CVS/Caremark to offer differentiated services
– Access to in-store or client-site MinuteClinics
– Health assessments for participants
– Real-time compliance & persistency programs
– In-store consultation for injectable therapies
Enhance Specialty business
– Caremark has 30 years experience as clinical leader
– CVS has 50+ specialty retail apothecaries
– Better compliance and adherence
– Better identification of patients for Accordant programs
Create purchasing synergies

Benefits to Consumers
Choice
–
Access to information about their plan designs at the pharmacy counter will enable consumers to make cost-effective decisions
Services
–
Pharmacist can help maximize benefits
–
Pharmacist can better monitor patient safety
–
Improved compliance and outcomes
–
Access to MinuteClinics
Convenience
–
Pharmacist can make real-time changes at point of sale
–
Mail to home or local store
–
Rxs can be filled anywhere in 55,000+ retail store network

Benefits to Consumers
Services
–
Pharmacist can help maximize benefits
Help choose the right branded medication
Highlight generic alternatives
Offer OTC step therapies
Consultation by phone or at local CVS store
–
Pharmacist can better monitor patient safety
CVS will now have full view of patient Rx history
–
Improved compliance and outcomes
On-site assistance with injectable therapies
Recommend & enroll in disease management programs
–
Access to MinuteClinics

Benefits to Shareholders
Approximately $400 million in annual synergies
– Purchasing
– Overhead
– Exit 2008 at annualized rate of over $400 million in synergies
Accretive first full year after close
Significant free cash flow generation
Platform to develop new / differentiated services

Important Information for
Investors and Stockholders
Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger.  Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.  Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com.  Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Georgeson
Shareholder Communications, Inc., 17 State Street, New York, New York, 10004.
Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger.  A description of the interests of
Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s
2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.  CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger.  A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.
If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

15 Howard McLure Senior Executive Vice President & COO Credit Suisse Healthcare Conference November 16, 2006 Creating the Premier Pharmacy Services Provider